

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 5, 2018

<u>Via Courier</u>

Mr. Bill Appleton
Executive Vice President & General Counsel
The E.W. Scripps Company
312 Walnut Street
Suite 2800
Cincinnati, Ohio 45202

Re: <u>Notice of Intent to Nominate Director at The E.W. Scripps Company 2018 Annual Meeting
of Shareholders</u>

Dear Mr. Appleton:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
The E.W. Scripps Company (the "Company" or "SSP") that it intends to nominate Mr. Raymond
H. Cole as a nominee for election as a Class A director to the Board of Directors of The E.W.
Scripps Company at the Company's 2018 Annual Meeting of Shareholders ("Annual Meeting").
The intent to nominate Mr. Cole is in addition to GAMCO's intent to nominate Mr. Vincent L.
Sadusky and Ms. Colleen Birdnow Brown.

In accordance with the Company's latest proxy statement (applicable section detailed below) we
provide the following information concerning Mr. Raymond H. Cole

*"If a shareholder intends to raise a proposal at the Company's 2018 Annual Meeting of Shareholders that he or she
does not seek to have included in the Company's proxy materials, the shareholder must notify the Company of the
proposal on or before February 5, 2018. If the shareholder fails to notify the Company, the Company's proxies will
be permitted to use their discretionary voting authority with respect to such proposal when and if raised at the 2018
Annual Meeting of Shareholders, whether or not there is any discussion of such proposal in the 2018 proxy
statement." Source: SSP 2017 DEF 14A*

1. The nominee's name, age, principal occupation and employer.

    *Raymond H. Cole, 62. President and Chief Operating Officer, Citadel Communications
    LLC.*

2. The nominee's business address and residential address. Telephone number.

    Business: 1501 42nd Street, Suite 370, West Des Moines, IA 50266.

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Residential: (Provided to the Issuer)

3. A biographical profile of the nominee, including educational background and business and professional experience.

    > *Ray Cole is president and chief operating officer of Citadel Communications LLC. The Citadel group of properties includes television stations KLKN-TV (ABC) in Lincoln, NE; WLNE-TV (ABC) in Providence, RI; and WSNN-LD (Independent News) in Sarasota, FL. He was previously responsible for the oversight of WOI-TV (ABC) in Des Moines, IA; KCAU-TV (ABC) in Sioux City, IA; and WHBF-TV (CBS) in Rock Island, IL prior to their sale to the Nexstar Broadcasting Group in March, 2014. Cole serves on the board of the Broadcasters Foundation of America. He is an ex-officio member of the board of governors of the ABC Television Affiliates Association, on which he previously served as chairman from 2006-08. Cole has served on the board of directors of Security National Bank Corporation in Sioux City, IA since 1993. Cole previously served on the boards of the National Association of Broadcasters (NAB), the Television Bureau of Advertising (TVB), and the Iowa Broadcasters Association (IBA). He was recognized as "Iowa Broadcaster of the Year" by IBA in 2008, and was inducted into their Iowa Broadcasters Hall of Fame in 2015. He also served on the tournament committee of the 2017 Solhiem Cup, on the executive board of the Principal Charity Classic and the executive advisory board of the Iowa Hall of Pride. Ray and his wife, Susan, served as honorary chairs of the 2014 Character Counts – All Star Evening and as honorary chairs of the 2012 Variety - The Children's Charity Telethon. Ray was the Admiral for the 2013 Easter Seals – Camp Sunnyside Raft Regatta. Cole is a past chairman of the board of the Sioux City Chamber of Commerce, past member of the board of the United Way of Siouxland, past member of the board of trustees of Briar Cliff University, past board member of Siouxland for Kids Inc. (Ronald McDonald House), past board member of the Partnership for a Drug-Free Iowa, and past board member of Rock in Prevention. Ray is a 1977 graduate of Briar Cliff University; he was named Briar Cliff's "Distinguished Alumnus of the Year" in 2006.*

    > *GAMCO believes that Mr. Cole's qualifications to serve on the Board of Directors include his extensive executive experience in the broadcasting sector and his record of service on the boards of public and private institutions. GAMCO believes Mr. Cole brings extensive executive and broadcasting experience and GAMCO strongly supports the nomination of Mr. Cole for election to the Board of Directors of the Company at its 2018 Annual Meeting of Shareholders.*

    > *A copy of Mr. Cole's biographical sketch is enclosed (Exhibit A).*

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Cole and the Company, directly or indirectly, and that Mr. Cole would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   At present, Mr. Cole does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

   Mr. Cole's written consent letter is enclosed (Exhibit B).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of February 2, 2018, GAMCO was the beneficial owner of 8,309,991 shares of the Company's Class A common stock, representing 11.88% of the outstanding shares of the Class A common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated February 2, 2018, is enclosed (Exhibit C).

As of February 2, 2018, GAMCO was the record owner of 100 shares of the Company's Class A common stock, representing 0.00% of the outstanding shares of the common stock.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

There are no arrangements or understandings between GAMCO and Mr. Cole or others pursuant to which Mr. Cole is being nominated by GAMCO.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 0.223% of the common stock of Security National Bank Corporation, for which Mr. Cole serves as a Director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy the Company's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Cole to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.





GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

Enclosures

Mr. Cole's Biographical Sketch (Document Provided to Issuer)

<u>Exhibit B</u>

Mr. Cole's Written Consent Letter (Document Provided to Issuer)

<u>Exhibit C</u>

Amendment Number 12 to Schedule 13D, Filed on February 2, 2018 (Complete Filing Available on EDGAR).